UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A
                                (Amendment No. 1)


                    Under the Securities Exchange Act of 1934


                             RiT Technologies Ltd.
                                (Name of Issuer)

                       ORDINARY SHARES, NIS 0.10 PAR VALUE
                         (Title of Class of Securities)

                                   M8215N 10 9
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [] Rule 13d-1(b)
         [] Rule 13d-1(c)
         [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Barel, Dr. Meir

--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                (a)

                                (b)         X


--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------

4         CITIZENSHIP OF PLACE OF ORGANIZATION

          German

----------------------------- -------- -----------------------------------------
                              5        SOLE VOTING POWER

         NUMBER OF                     915,686

                              -------- -----------------------------------------
           SHARES             6        SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                     N/A

                              -------- -----------------------------------------
            EACH              7        SOLE DISPOSITIVE POWER
         REPORTING
           PERSON                      915,686


                              -------- -----------------------------------------
            WITH              8        SHARED DISPOSITIVE POWER

                                       N/A

--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          915,686

--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          N/A

--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.5%*

--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------
     *Based on 14,098,000 ordinary shares outstanding as of December 31, 2005.

         This Schedule 13G reflects a statement of beneficial ownership of securities of the reporting person as of December 31, 2005.

Item 1(a)        Name of Issuer:
                 ---------------

                 RiT Technologies Ltd.

Item 1(b)        Address of Issuer's Principal Offices:
                 ---------------------------------------

                 24 Raoul Wallenberg Street
                 Tel Aviv 69719
                 Israel

Item 2(a)        Name of Persons Filing:
                 -----------------------

                 Dr. Meir Barel


Item 2(b)        Address of Principal Business Office or, if None, Residence:
                 -----------------------------------------------------------

                 c/o Star Ventures Management, Possartstrasse 9, D-81679 Munich, Germany

Item 2(c)        Citizenship:
                 ------------

                 German

Item 2(d)        Title of Class of Securities:
                 ------------------------------

                 Ordinary Shares

Item 2(e)        CUSIP Number:
                 ----------------

                 M8215N109

Item 3           If this statement is filed pursuant to Rule 13d-1(b), or
                 13d-2(b):
                 --------------------------------------------------------------

                 n/a

Item 4           Ownership:
                 -----------

                 (a) Amount beneficially owned: 915,686 ordinary shares (includes 20,000 options to purchase ordinary shares exercisable within 60 days from December 31, 2005).
                 (b) Percent of class: 6.5%
                 (c) Number of Shares as to which the person has:
                     (i) Sole power to vote or to direct the vote: 915,686
                 (includes 20,000 options to purchase ordinary shares exercisable within 60 days from December 31, 2005).
                     (ii) Shared power to vote or to direct the vote: n/a
                     (iii) Sole power to dispose or to direct the disposition
                 of: 915,686 (includes 20,000 options to purchase ordinary shares exercisable within 60 days from December 31, 2005).
                     (iv) Shared power to dispose or to direct the disposition
                 of: n/a


Item 5           Ownership of Five Percent of Less of a Class:
                 ---------------------------------------------

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
                 securities, check the following.   N/A


Item 6           Ownership of More Than Five Percent on Behalf of Another
                 Person:
                 -------------------------------------------------------------

                 To the best knowledge of the Reporting Persons, no person other than each of the Reporting Persons will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Company beneficially owned by each of the Reporting Persons except as set forth in Item 4(a) above. N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                 Company:
                 --------------------------------------------------------------

                 N/A

Item 8           Identification and Classification of Members of the Group:
                 ----------------------------------------------------------

                 N/A

Item 9           Notice of Dissolution of the Group:
                 -----------------------------------

                 Not Applicable.

Item 10          Certification:

                 Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18,  2006



                                                /s/ Dr. Meir Barel
                                                -------------------

                                                Dr. Meir Barel